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Exhibit 3.1

ARTICLE XV

CERTAIN ELECTIONS

        Section 1.    Exemption from Control Share Acquisition Statute.    The provisions of Sections 3-701 to 3-709 of the Maryland General Corporation Law shall not apply to any acquisition of shares of capital stock of the Corporation pursuant to transactions contemplated by (i) that certain Amended and Restated Agreement and Plan of Merger by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership and L Curve Sub, Inc., (ii) that certain Voting Agreement by and among Wengen Alberta, Limited Partnership and the several stockholders of the Corporation party thereto and (iii) those certain Tender Agreements by and between Wengen Alberta, Limited Partnership and each of the other parties thereto.

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ARTICLE XV
CERTAIN ELECTIONS